Press Release

Coastal Pacific Expands Board of Directors and Establishes an Advisory Board

CALGARY--(BUSINESS WIRE)--Coastal Pacific Mining Corp. (OTCBB: CPMCF) is pleased to welcome John Kenney Berscht and Dr. Earl Abbott to the Board of Directors and to announce the establishment of an Advisory Board.

At our annual general meeting held on April 21, 2009, the shareholders elected the following members to our Board of Directors:

Ken Berscht. Hon. BA (Business).

Mr. Berscht was elected to the Board of Directors and has been appointed President and CEO of the Company; he will also fill the position of interim CFO until the Company can appoint a dedicated qualified person. Ken has an extensive international career in investment banking and finance. Mr. Berscht is qualified as a General Principal with the NASD and NYSE he is also qualified as an independent Financial Advisor in England and the IDA of Canada. Mr Berscht as recently completed the reorganization as President/CEO of a major US based resource producer raising in excess of 50 million dollars. Ken is a member of the society of Mining and Metallurgy. He brings many years of successful public company experience to the Company.

Dr Earl Abbott Ph.D., Dr Abbott will act as Director.

Since receiving his Ph.D. At Rice University where he studied Tectonics of the Western US, Dr Abbott has spent 34 years exploring for mineral deposit, 26 of them for gold in Nevada. Dr. Abbott is active in his profession, having served as executive of numerous mining associations and as a board member of several junior mining companies, he has an extensive network of leadership and contacts.

The Company has also formed an advisory board and welcomes the appointment of David L. Gibson and Gary Campbell to the Advisory Board.

Mr. David L. Gibson studied Engineering at the University of Windsor with a minor in Geology and Geophysics and was a graduate of Georgian College in Business Administration and Marketing. David formed Gibson and Associates Services Company in 1989 to service the Mining, Oil & Gas and Environmental industries.

Mr. Campbell operates Unified Financial Inc. a US consulting company that provides guidance and expertise in structuring, financing, growth, implementing strategies, compliance and acquisitions. Unified brings over 200 years of combined public company experience and will provide company management with options necessary to maximize shareholder value.

The Company wishes to thank Mr. Larry Taylor and Mr. Garland (Ben) Stevens for their past services as Directors and Officers.

Neither Mr. Taylor nor Mr. Stevens stood for re-election at the Annual General Meeting. Mr. Taylor did not stand for re-election due to health reasons.

Mr. Stevens did not stand for re-election due to time constraints as he is pursuing other interests.

Coastal Pacific’s mining activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, the Company intends to joint venture with companies offering reserves to develop and produce. Coastal Pacific expects to become one of the leaders in taking to production mining prospects that have already been discovered.

Ken Berscht,
Coastal Pacific Mining Corp.
927 Drury Ave N.E.
Calgary, Alberta T2E 0M3
Web: www.coastalpacificmining.com
For information: info@coastalpacificmining.com

Contact:
Joe Bucci, Manager
403.612.3001
joebucci@coastalpacificmining.com

FORWARD LOOKING STTEMENTS: This press release includes forward-looking statements as determined by the SEC. All statements, other than statements of historical facts, included in this press release that address activities, events, or developments that CPMCF believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of CPMCF to be materially different from any future results, performance and achievements expressed or implied by such forward-looking statements. CPMCF does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in the recent filings of CPMCF with the SEC. The SEC has neither approved nor disapproved this press release.